EXHIBIT 99.6

Scott D. Ferguson
250 West 55th Street, 34th Floor
New York, NY 10019

September 7, 2022

Board of Directors
Elanco Animal Health Incorporated
2500 Innovation Way
Greenfield, IN 46140
Attention: Chairman of the Board of Directors

Re: Resignation

Ladies and Gentlemen:

I hereby resign from my position as  a  director  of Elanco  Animal  Health  Incorporated (the “Company”) and from any and all committees of the Board of Directors on which I serve, effective as of the date of this letter.
My resignation is not the result of a disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Sincerely,

/s/ Scott D. Ferguson
Scott D. Ferguson